[PATTON BOGGS LLP LETTERHEAD]

July 11, 2005	Philip G. Feigen (202) 457-6142 pfeigen@pattonboggs.com

VIA EDGAR & FACSIMILE

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	RegeneRx Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Commission File No. 333-125861

Dear Mr. Riedler:

Set forth below and attached hereto are the responses of RegeneRx Biopharmaceuticals, Inc. (the “Registrant”) to the comments contained in your letter dated June 27, 2005, with respect to the registration statement on Form S-3, filed on June 16, 2005, with exhibits (the “Registration Statement”).

Currently, J.J. Finkelstein’s capacities with the Registrant include: President, Chief Executive Officer, Principal Executive Officer, and Director. C. Neil Lyons’ capacities with the Registrant include: Chief Financial Officer, Treasurer, Principal Financial and Accounting Officer. Accordingly, the signature page of the Registration Statement, attached hereto as Exhibit A, has been amended accordingly.

Please do not hesitate to call the undersigned or William Levay at (202)457-5259 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ PHILIP G. FEIGEN

Philip G. Feigen

Enclosure